DESCARTES REPORTS FISCAL 2013 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS
Record Operating Performance Drives 27% Increase in Annual Cash Provided by Operations and 33% Increase in Net Income

WATERLOO, Ontario — March 7, 2013 — The Descartes Systems Group Inc. announced financial results for its fiscal 2013 fourth quarter (Q4FY13) and year (FY13) ended January 31, 2013. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

FY13 Financial Results
As described in more detail below, key financial highlights for Descartes in FY13 included:
•	Revenues of $126.9 million, up 11% from $114.0 million in the year ended January 31, 2012 (FY12);
•	Services revenues of $116.8 million, up 11% from $105.7 million in FY12. Services revenues comprised 92% and 93% of total revenues for years ended FY13 and FY12, respectively;
•	Gross margin of 67%, up from 66% in FY12;
•	Income before income taxes of $17.2 million, up 12% from $15.4 million in FY12;
•	Net income of $16.0 million, up 33% from $12.0 million in FY12;
•	Earnings per share on a diluted basis of $0.25, up 32% from $0.19 in FY12;
•	Cash provided by operating activities of $30.3 million, up 27% from $23.9 million in FY12;
•	Adjusted EBITDA of $38.2 million, up 16% from $33.0 million in FY12. Adjusted EBITDA as a percentage of revenues was 30% in FY13 up from 29% in FY12; and
•	Adjusted EBITDA per share on a diluted basis was $0.60, up 15% from $0.52 in FY12.

The following table summarizes Descartes’ results in the categories specified below over FY13 and FY12 (dollar amounts, other than per share amounts, in millions):

	FY13	FY12
Revenues	126.9	114.0
Services revenues	116.8	105.7
Gross margin	67%	66%
Income before income taxes	17.2	15.4
Net income*	16.0	12.0
Earnings per diluted share*	0.25	0.19
Cash provided by operating activities	30.3	23.9
Adjusted EBITDA	38.2	33.0
Adjusted EBITDA as a % of revenues	30%	29%
Adjusted EBITDA per diluted share	0.60	0.52

* Net income and earnings per diluted share in FY13 and FY12 were positively impacted by the release of valuation allowance of $5.3 million and $0.7 respectively.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

Q4FY13 Financial Results
As described in more detail below, key financial highlights for Descartes in Q4FY13 included:
•	Revenues of $33.8 million, up 14% from $29.6 million in the fourth quarter of fiscal 2012 (Q4FY12) and up 3% from $32.7 million in the previous quarter ended October 31, 2012 (Q3FY13);
•	Services revenues of $30.1 million, up 12% from $26.9 million in Q4FY12 and up 1% from $29.7 million in Q3FY13;
•	Gross margin of 68%, up from 66% in Q4FY12 and consistent with 68% in Q3FY13;
•	Income before income taxes of $4.2 million, up 31% from $3.2 million in Q4FY12 and down from $4.7 million in Q3FY13;
•	Net income of $7.8 million, up 73% from $4.5 million in Q4FY12 and up 152% from $3.1 million in Q3FY13;
•	Earnings per share on a diluted basis of $0.12, up 71% from $0.07 in Q4FY12 and up 140% from $0.05 in Q3FY13;
•	Cash provided by operating activities of $14.1 million, up 88% from $7.5 million in Q4FY12 and up 171% from $5.2 million in Q3FY13;
•	Days-sales-outstanding (DSO) for Q4FY13 were 55 days, up from 52 days in Q4FY12 and down from 59 days in Q3FY13;

•
Adjusted EBITDA of $10.3 million, up 21% from $8.5 million in Q4FY12 and up 4% from $9.9 million in Q3FY13. Adjusted EBITDA as a percentage of revenues was 30% in Q4FY13, up from 29% in Q4FY12 and consistent with 30% in Q3FY13; and

•	Adjusted EBITDA per share on a diluted basis for Q4FY13 was $0.16, up 23% from $0.13 in Q4FY12 and consistent with $0.16 in Q3FY13.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY13	Q3 FY13	Q2 FY13	Q1 FY13	Q4 FY12
Revenues	33.8	32.7	30.5	29.9	29.6
Services revenues	30.1	29.7	29.3	27.7	26.9
Gross margin	68%	68%	65%	65%	66%

Income before income taxes	4.2	4.7	3.8	4.4	3.2
Net income*	7.8	3.1	2.5	2.6	4.5
Earnings per diluted share*	0.12	0.05	0.04	0.04	0.07
Cash provided by operating activities	14.1	5.2	6.6	4.4	7.5
Adjusted EBITDA	10.3	9.9	9.3	8.7	8.5
Adjusted EBITDA as a % of revenues	30%	30%	30%	29%	29%
Adjusted EBITDA per diluted share	0.16	0.16	0.15	0.14	0.13
DSOs (days)	55	59	55	58	52

* Net income and earnings per diluted share in Q4FY13 and Q4FY12 were positively impacted by the release of valuation allowance of $5.3 million and $0.7 million, respectively.

Based on the location of Descartes’ customers, the geographic distribution of quarterly revenues was as follows:
•	$16.1 million of revenues (47%) were generated in the US;
•	$8.0 million (24%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium;
•	$4.0 million (12%) in Belgium;
•	$3.7 million (11%) in Canada;
•	$1.7 million (5%) in the Asia Pacific region; and
•	$0.3 million (1%) in the Americas, excluding the US and Canada.

“The world has entered a new era of ‘always on and always connected’, where the ‘big data’ environment is driving transparency in costs, prices, and performance. In this new era, product life cycles and shelf lives are shortening quickly,” said Art Mesher, Descartes’ Chairman and CEO. “For supply chains to remain effective and relevant, businesses need to participate on a community level, where trusted technology service providers, like Descartes, deliver results to customers and enable multiple parties to communicate, collaborate, and manage compliance with a shared set of services.”

Cash Position

As at January 31, 2013, Descartes had $37.6 million in cash comprised entirely of cash and cash equivalents. The company has invested $54.1 million since January 31, 2012 to complete the acquisitions of Infodis B.V. (June 2012), Integrated Export Systems Ltd (June 2012) and Exentra Transport Solutions Ltd (November 2012). As at January 31, 2012, Descartes had $65.5 million in cash and cash equivalents.

The table set forth below provides a summary of cash flows for Q4FY13 and FY13, in millions of dollars:

	Q4FY13	FY13
Cash provided by operating activities	14.1	30.3
Additions to capital assets	(1.0)	(3.5)
Settlement of acquisition earn-out	-	(0.6)
Acquisition of subsidiaries, net of cash acquired	(16.6)	(54.1)
Issuance of common shares, net of issue costs	0.2	0.7
Settlement of stock options	-	(1.5)
Repayment of other liabilities	-	(0.1)
Effect of foreign exchange rate on cash and cash equivalents	0.5	0.9
Net change in cash and cash equivalents	(2.8)	(27.9)
Cash and cash equivalents, beginning of period	40.4	65.5
Cash and cash equivalents, end of period	37.6	37.6

“We have a healthy, well-calibrated business as a result of our focus on customer satisfaction,” said Stephanie Ratza, CFO at Descartes. “We continue to accelerate the cash provided by our operating activities while delivering financial results ahead of our long-term operating plan. This allows us to invest in areas of our business with high strategic value and growth potential.”

Q4FY13 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, the company made the following announcements and/or participated in the following events since November 29, 2012:
•	Recognized as one of Canada’s 10 Most Admired Mid-Market Corporate Cultures of 2012;
•	Announced it was the first service provider to sign an agreement to electronically file customs documents to Japan Customs in compliance with the newly enacted Advanced Filing Rules;
•	Extended its cloud-based Air Messaging services across all Descartes OneView (formerly IES Enterprise Forwarder Solution) customers;
•	Descartes executive, Ken Wood, named a ‘Pro to Know’ by Supply & Demand Chain Executive Magazine; and
•	New customer successes with Bake Five, Radishbo-ya and OHL.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. EST on March 7, 2013. Designated numbers are +1 877-764-8713 for North America or +1 646-583-7389 for international, using Participant PIN Code 477729#.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors.  Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available immediately afterwards, and until March 14, by dialing +1 855-410-0556 or +1 646-583-7395 and using conference playback number 336574#. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 146,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

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Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x2 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY12. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed eleven acquisitions within the past four fiscal years, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.
The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q4FY13, Q3FY13, Q2FY13, Q1FY13 and Q4FY12, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q4FY13	Q3FY13	Q2FY13	Q1FY13	Q4FY12
Net income, as reported on Consolidated Statements of Operations	7.8	3.1	2.5	2.6	4.5
Adjustments to reconcile to Adjusted EBITDA:
Income tax (recovery) expense	(3.6)	1.6	1.4	1.8	(1.3)
Depreciation expense	1.1	0.7	0.6	0.6	0.7
Amortization of intangible assets	4.0	3.7	3.4	3.1	3.0
Amortization of deferred compensation, stock-based compensation and related fees and taxes	0.5	0.6	0.3	0.2	0.5
Acquisition-related expenses	0.3	-	0.7	0.4	0.7
Restructuring charges	0.2	0.2	0.4	-	0.4
Adjusted EBITDA	10.3	9.9	9.3	8.7	8.5

Weighted average diluted shares outstanding (thousands)	63,910	63,793	63,869	63,836	63,629
Diluted earnings per share	0.12	0.05	0.04	0.04	0.07
Adjusted EBITDA per diluted share	0.16	0.16	0.15	0.14	0.13

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our audited Consolidated Statements of Operations for the years ended January 31, 2013 and 2012, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	FY13	FY12
Net income, as reported on Consolidated Statements of Operations	16.0	12.0
Adjustments to reconcile to Adjusted EBITDA:
Investment income	-	(0.2)
Income tax expense	1.2	3.4
Depreciation expense	2.9	2.5
Amortization of intangible assets	14.2	12.0
Amortization of deferred compensation, stock-based compensation and related fees and taxes	1.5	1.2
Acquisition-related expenses	1.4	1.6
Restructuring charges	1.0	0.5
Adjusted EBITDA	38.2	33.0

Weighted average diluted shares outstanding (thousands)	63,860	63,400
Diluted earnings per share	0.25	0.19
Adjusted EBITDA per diluted share	0.60	0.52

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

	January 31,	January 31,
	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	37,638	65,547
Accounts receivable
Trade	20,491	16,858
Other	5,655	5,324
Prepaid expenses and other	3,412	2,814
Inventory	812	413
Deferred income taxes	12,978	12,420
	80,986	103,376
LONG-TERM RECEIVABLE	149	296
CAPITAL ASSETS	10,236	9,287
GOODWILL	88,297	68,005
INTANGIBLE ASSETS	71,297	46,681
DEFERRED INCOME TAXES	23,945	31,279
	274,910	258,924
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	6,113	5,250
Accrued liabilities	12,373	12,415
Income taxes payable	2,354	1,318
Deferred revenue	7,320	6,636
	28,160	25,619
DEFERRED REVENUE	318	1,718
INCOME TAX LIABILITY	3,770	3,277
DEFERRED INCOME TAX LIABILITY	5,620	9,754
	37,868	40,368

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,654,284 at January 31, 2013 (January 31, 2012 – 62,432,727)	92,472	90,924
Additional paid-in capital	451,434	452,424
Accumulated other comprehensive income (loss)	1,869	(63)
Accumulated deficit	(308,733)	(324,729)
	237,042	218,556
	274,910	258,924

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	Three Months Ended		Years Ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012

REVENUES	33,799	29,571	126,883	113,990
COST OF REVENUES	10,801	10,121	42,399	38,313
GROSS MARGIN	22,998	19,450	84,484	75,677
EXPENSES
Sales and marketing	3,824	3,297	13,765	13,009
Research and development	5,915	5,132	21,269	19,044
General and administrative	4,479	3,636	15,691	14,272
Other charges	533	1,119	2,364	2,131
Amortization of intangible assets	4,020	3,098	14,202	11,996
	18,771	16,282	67,291	60,452
INCOME FROM OPERATIONS	4,227	3,168	17,193	15,225
INTEREST EXPENSE	(13)	(2)	(45)	(9)
INVESTMENT INCOME	6	34	73	174
INCOME BEFORE INCOME TAXES	4,220	3,200	17,221	15,390
INCOME TAX (RECOVERY) EXPENSE
Current	383	640	2,078	1,438
Deferred	(3,951)	(1,950)	(853)	1,926
	(3,568)	(1,310)	1,225	3,364
NET INCOME	7,788	4,510	15,996	12,026
EARNINGS PER SHARE
Basic	0.12	0.07	0.26	0.19
Diluted	0.12	0.07	0.25	0.19
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,633	62,410	62,556	62,218
Diluted	63,910	63,629	63,860	63,400

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

	Three Months Ended		Years Ended
	January 31,	January 31,	January 31,	January 31,
	2013	2012	2013	2012
OPERATING ACTIVITIES
Net income	7,788	4,510	15,996	12,026
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,062	665	2,877	2,462
Amortization of intangible assets	4,020	3,098	14,202	11,996
Amortization of deferred compensation	-	-	-	11
Stock-based compensation expense	474	472	1,278	1,213
Deferred income taxes	(3,951)	(1,950)	(853)	1,926
Deferred tax charge	49	49	196	196
Changes in operating assets and liabilities:
Accounts receivable
Trade	1,735	587	(1,697)	(460)
Other	542	(60)	(183)	(822)
Prepaid expenses and other	(556)	(253)	(379)	(619)
Inventory	168	58	(343)	75
Accounts payable	1,216	789	873	(1,065)
Accrued liabilities	780	(868)	(736)	(1,682)
Income taxes payable	265	183	451	99
Deferred revenue	543	189	(1,342)	(1,430)
Cash provided by operating activities	14,135	7,469	30,340	23,926
INVESTING ACTIVITIES
Additions to capital assets	(960)	(1,473)	(3,496)	(4,734)
Settlement of acquisition earn-out	-	-	(590)	-
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(16,559)	(16,279)	(54,155)	(21,281)
Cash used in investing activities	(17,519)	(17,752)	(58,241)	(26,015)
FINANCING ACTIVITIES
Issuance of common shares for cash	158	140	704	1,775
Cash used in the settlement of stock options	-	-	(1,525)	-
Repayment of other liabilities	(17)	(18)	(77)	(4,342)
Cash provided by (used in) financing activities	141	122	(898)	(2,567)
Effect of foreign exchange rate changes on cash and cash equivalents	494	(523)	890	559
Decrease in cash and cash equivalents	(2,749)	(10,684)	(27,909)	(4,097)
Cash and cash equivalents, beginning of period	40,387	76,231	65,547	69,644
Cash and cash equivalents, end of period	37,638	65,547	37,638	65,547